Via Facsimile and U.S. Mail
Mail Stop 6010

September 19, 2007

Mr. Stephen L. Clanton
Chief Financial Officer
American HomePatient, Inc.
5200 Maryland Way, Suite 400
Brentwood, TN 37027-5018

Re: **American HomePatient, Inc.**
       Form 10-Q for the Period Ended June 30, 2007
       Filed August 3, 2007
       File No. 000-19532

Dear Mr. Clanton:

     We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q – June 30, 2007

Notes to Consolidated Financial Statements, page 8

8. Change of Control, page 15

1. Please tell us why you considered the "ultimate requirement to make this payment" being outside your control to be the determining factor as when to record the $6.6 million expense. Cite any relevant accounting literature to support your position. In addition, please provide us an analysis of the applicability of

paragraph eight of SFAS 5, paragraph 15 of SFAS 88, and paragraph six of SFAS 112.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant